Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months Ended March 31, 2019

CALGARY, April 25, 2019 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and condensed financial results for the three months ended March 31, 2019.

The unaudited financial statements and management discussion and analysis for the three months ended March 31, 2019, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Q1 2019 production averaged 103,404 boe/d, representing a 2% increase over the prior quarter, due to increases in Australia, Canada, the US, Germany and France.
  Fund flows from operations ("FFO") for Q1 2019 was $254 million ($1.66/basic share(1)), an increase of 14% from the previous quarter (14% on a per share basis) as a result of higher production and realized commodity pricing, partially offset by higher cash taxes. FFO for Q1 2019 increased 58% (27% on a per share basis) compared to the same quarter last year due to higher production, which was partially offset by lower commodity pricing and higher cash taxes.
  In Australia, production averaged 5,862 bbl/d in Q1 2019, an increase of 40% from the previous quarter primarily due to the contribution from the two (2.0 net) well program completed at the end of January 2019.
  In Canada, production averaged 61,360 boe/d in Q1 2019, an increase of 1% from the prior quarter, primarily driven by new well completions.
  In the United States, Q1 2019 production averaged 3,653 boe/d, an increase of 3% from the prior quarter, primarily driven by a full quarter contribution from our first Hilight well drilled in the prior quarter.
  In Germany, production in Q1 2019 averaged 3,763 boe/d, an increase of 1% from the prior quarter. The increase is primarily due to better than expected results from workovers performed on our operated oil assets. Late in the quarter, we commenced drilling of the Burgmoor Z5 well (46% working interest), marking the first operated drilling program by Vermilion in Germany.
  In the Netherlands, Q1 2019 production averaged 8,677 boe/d, a 1% decrease from the prior quarter. We continue to make progress on the permitting for our two (1.0 net) 2019 planned wells. We received the drilling permit for one well during the first quarter, and are currently awaiting regulatory decisions on two additional wells, which should enable us to execute our planned program for this year.
  In Ireland, production averaged approximately 52 mmcf/d (8,619 boe/d) in Q1 2019, a decrease of 1% from the prior quarter. In our first full quarter as operator of the Corrib Project, we completed some minor projects and activities previously identified to increase uptime and optimize plant compression to increase gas throughput. We will continue to evaluate other optimization opportunities throughout 2019 as we build more first-hand knowledge as operator.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

($M except as indicated)	Q1 2019	Q4 2018	Q1 2018
Financial
Petroleum and natural gas sales	481,083	456,939	318,269
Fund flows from operations	253,572	222,342	160,415
Fund flows from operations ($/basic share) (1)	1.66	1.45	1.31
Fund flows from operations ($/diluted share) (1)	1.64	1.44	1.29
Net earnings (loss)	39,547	323,373	24,740
Net earnings (loss) ($/basic share)	0.26	2.12	0.20
Capital expenditures	202,053	163,580	128,465
Acquisitions	16,027	2,689	93,078
Asset retirement obligations settled	3,597	6,562	3,591
Cash dividends ($/share)	0.690	0.690	0.645
Dividends declared	105,549	105,310	79,005
% of fund flows from operations	42%	47%	49%
Net dividends (1)	98,445	100,195	59,364
% of fund flows from operations	39%	45%	37%
Payout (1)	304,095	270,337	191,420
% of fund flows from operations	120%	122%	119%
Net debt	2,000,144	1,929,529	1,525,562
Ratio of net debt to annualized fund flows from operations	1.97	2.17	2.38
Operational
Production
Crude oil and condensate (bbls/d)	49,181	47,678	27,008
NGLs (bbls/d)	7,897	7,815	5,126
Natural gas (mmcf/d)	277.96	276.77	228.20
Total (boe/d)	103,404	101,621	70,167
Average realized prices
Crude oil and condensate ($/bbl)	73.45	66.19	80.03
NGLs ($/bbl)	22.49	25.69	25.37
Natural gas ($/mcf)	5.10	5.83	5.81
Production mix (% of production)
% priced with reference to WTI	37%	37%	21%
% priced with reference to Dated Brent	18%	18%	24%
% priced with reference to AECO	26%	26%	26%
% priced with reference to TTF and NBP	19%	19%	29%
Netbacks ($/boe)
Operating netback (1)	31.50	27.58	31.27
Fund flows from operations netback	26.76	23.79	25.77
Operating expenses	12.92	12.04	10.90
General and administration expenses	1.38	1.37	1.88
Average reference prices
WTI (US $/bbl)	54.90	58.81	62.87
Edmonton Sweet index (US $/bbl)	50.05	32.51	56.98
Saskatchewan LSB index (US $/bbl)	50.84	44.03	56.63
Dated Brent (US $/bbl)	63.20	67.76	66.76
AECO ($/mcf)	2.62	1.56	2.08
NBP ($/mcf)	8.33	11.03	9.96
TTF ($/mcf)	8.14	10.91	9.59
Average foreign currency exchange rates
CDN $/US $	1.33	1.32	1.26
CDN $/Euro	1.51	1.51	1.55
Share information ('000s)
Shares outstanding - basic	153,213	152,704	122,769
Shares outstanding - diluted (1)	156,650	156,173	125,794
Weighted average shares outstanding - basic	152,904	152,588	122,390
Weighted average shares outstanding - diluted (1)	154,550	153,880	124,304

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.

Message to Shareholders

We delivered strong operational and financial results in Q1 2019. Production increased 2% quarter-over-quarter to 103,404 boe/d and FFO increased 14% from the prior quarter to $254 million. While global benchmark commodity prices were weaker in Q1 2019 compared to the prior quarter, we benefited from a significant improvement in Canadian benchmark prices and continued positive operational momentum across our asset base. On a per share basis we generated $1.66(1) of FFO in Q1 2019 compared to $1.31 in Q1 2018, representing a year-over-year increase of 27% despite most commodity benchmark prices being lower over this comparative period, reflecting accretion from the acquisitions we completed in 2018 and our ongoing organic development activities. Our Australian and Canadian business units were responsible for most of the growth in Q1 2019 as we brought two new offshore wells on production in Australia and executed one of our most active drilling programs to date in Canada. We achieved increased production despite an unusually active cyclone season in Australia, which resulted in 11 days of downtime at Wandoo and extremely cold weather conditions in our producing areas in Canada and the US.

We are committed to our capital markets strategy of sustainable growth and income. With all business units contributing strong development results to-date and most completion and tie-in activities in North America completed at break-up, we expect to deliver robust year-over-year production per share growth in 2019 of 8% or more, while paying a sustainable dividend which is currently yielding approximately 8%. We typically have a front-loaded capital program which seeks to finish as much Canadian drilling and tie-in activity ahead of break-up as possible, and this year was no exception, with nearly 40% of our annual capital investment for Exploration and Development ("E&D") activities executed in Q1 2019. As a result, our total payout ratio exceeded 100% for the quarter. However, based on the current commodity strip, our annual capital program and dividend are more than fully funded with a forecasted total payout ratio of approximately 90%. As we have previously indicated, our intent is to allocate any excess cash generated beyond the capital program and dividend towards debt reduction, targeting a debt-to-FFO leverage ratio of 1.5 times or lower. In Q2 2019, we negotiated an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2023. The closing of the amendment is expected to take place before the end of April, 2019.

Q1 2019 Operations Review

Europe

In France, Q1 2019 production averaged 11,470 boe/d, which was up slightly from the prior quarter. Initial results from our 2019 workover program have exceeded our expectations, with one recompletion in the Aquitaine Basin yielding an initial 30-day rate of 600 bbls/d. Production contributions from the 2018 drilling program in the Champotran field continue to outperform internal estimates. Our 2019 Champotran drilling program commenced during the first quarter, as we drilled and completed three (3.0 net) wells. These wells are expected to be brought on production in late April, while drilling of the final (1.0 net) well of the program is ongoing.

In the Netherlands, Q1 2019 production averaged 8,677 boe/d, representing a 1% decrease from the prior quarter. We continue to make progress on the permitting for our two (1.0 net) 2019 planned wells. We received the drilling permit for the Weststellingwerf well during the first quarter, and are currently awaiting regulatory decisions on two additional wells, which should enable us to execute our planned two-well program for this year.

In Ireland, production averaged approximately 52 mmcf/d (8,619 boe/d) in Q1 2019, a decrease of 1% from the prior quarter. We completed some minor projects and activities previously identified to increase uptime and optimize plant compression to increase gas throughput. We will continue to evaluate other optimization opportunities throughout 2019 as we build more first-hand knowledge as operator.

In Germany, production in Q1 2019 averaged 3,763 boe/d, an increase of 1% from the prior quarter. The increase is primarily due to better than expected results from workovers performed on our operated oil assets. Late in the quarter, we commenced drilling the Burgmoor Z5 well (46% working interest), marking the first operated drill by Vermilion in Germany. Drilling is expected to conclude around mid-year, with well testing thereafter. We have identified several other sizeable exploration prospects on our German land base and intend to drill at least one new well per year for the foreseeable future.

In Central and Eastern Europe ("CEE"), we had no production in the quarter. The Mh-Ny-07 well in Hungary watered out at its current location, and we are evaluating the economics of sidetracking the well to access remaining gas at a higher structural location. We have received all necessary permits for the 2019 Hungarian drilling program and are making steady progress on permitting for our Croatia and Slovakia drilling programs. We plan a 10 (7.0 net) well 2019 drilling program for Central and Eastern Europe and remain very confident in the growth outlook for this region.

North America

In Canada, production averaged 61,360 boe/d in Q1 2019, an increase of 1% from the prior quarter. The production increase was driven by continued strong operating performance across our Canadian assets including positive results from our drilling programs in both Saskatchewan and Alberta. We drilled or participated in 58 (54.9 net) wells in the first quarter of 2019, including 45 (41.9 net) wells in Saskatchewan and 12 (12.0 net) Mannville wells in Alberta. In Saskatchewan, we tied in 40 wells from the Q1 program. Of the wells that have been on production for more than 15 days, we achieved an average rate of 162 boe/d (71% oil) on the Midale wells and 109 boe/d (90% oil) on the open hole Frobisher wells. In Alberta, we tied in 11 wells from the Q1 program, including ten Mannville wells that have been on production for more than 15 days achieving an average rate of 790 boe/d (40% oil, condensate and NGLs). The results from our Q1 2019 drilling program in both Saskatchewan and Alberta continue to perform at or above our expectations.

In the United States, Q1 2019 production averaged 3,653 boe/d, an increase of 3% from the prior quarter. The increase was primarily due to a full quarter contribution from our first Hilight well drilled in the prior quarter, which continues to perform in line with our expectations. We commenced our 2019 eight (7.6 net) well drilling program in the Hilight Turner Sands by drilling three (3.0 net) horizontal wells during the quarter. We are in the process of completing and testing these wells and plan to drill the remaining five (4.6 net) Hilight wells in the second and third quarters.

Australia

In Australia, production averaged 5,862 bbl/d in Q1 2019, an increase of 40% from the previous quarter primarily due to the contribution from the two (2.0 net) well program completed at the end of January 2019. The wells began producing in early February 2019 and continue to perform in line with our expectations. We produce these two wells intermittently at restricted rates in order to maximize long-term value and to manage to our annual production target of 6,000 bbl/d. Production in Q1 2019 was partially offset by weather related downtime, as two cyclones resulted in the platform being shut down for 11 days during the quarter.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows, providing additional certainty with regard to the execution of our dividend and capital programs. In aggregate, as of April 23, 2019, we currently have 33% of our expected net-of-royalty production hedged for Q2 2019. Over half of the Q2 2019 corporate hedge position consists of two-way collars and three-way structures, which allow participation in price increases, up to contract ceilings.

We have currently hedged 69% of anticipated European natural gas volumes for Q2 2019. We have also hedged 66% and 49% of our anticipated full-year 2019 and 2020 European natural gas volumes, respectively, at prices which are expected to provide for strong project economics and free cash flows. At present 30% of our Q2 2019, and 26% of our full year 2019 oil production is hedged. For Q2 2019, 27% of our North American natural gas production is priced away from AECO, due to diversification hedges to financially sell at the SoCal Border and at Henry Hub for a portion of our Alberta natural gas production, and because 14% of our North American production is located in Saskatchewan and Wyoming.

Sustainability

Sustainability is central to Vermilion's corporate strategy, as illustrated by the constitution of our Sustainability Committee by Vermilion's Board of Directors. We are pleased to note continued external confirmation of our progress in this realm. Our ISS Governance QualityScore increased from 3 to 2 (where a decile score of 1 indicates lowest governance risk), while our Environment and Social QualityScores remain at 1 and 2 respectively. This reflects our ongoing dedication to strong performance on ESG factors.

(signed "Anthony Marino")

Anthony Marino
President & Chief Executive Officer
April 25, 2019

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.

Guidance

On October 25, 2018, we released our 2019 capital budget and related guidance. The 2019 total budget and production guidance remain unchanged, although we have deferred some activity to later in the year and reallocated capital between business units, the breakdown of which can be found in our corporate presentation located on our website.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2019 Guidance
2019 Guidance	October 25, 2018	530	101,000 to 106,000

Annual General Meeting Webcast

As Vermilion's Annual General Shareholders Meeting is being held today, April 25th, 2019 at 3:00 pm MDT in the Ballroom of the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, there will not be a first quarter conference call. In lieu of the conference call, a presentation will be given by Anthony Marino, President & Chief Executive Officer, after the conclusion of formal business at approximately 3:15 pm MDT.

Shareholders who are not able to join the event in person may access the meeting by webcast at https://event.on24.com/wcc/r/1963826/3A2A3F4C79C314F3346A6F5C563BA36A. The webcast link, along with the webcast slides, will be available on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm under Upcoming Events prior to the webcast.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion holds a 20% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 7.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Director Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:10e 25-APR-19